UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42160

NIP Group Inc.

Rosenlundsgatan 31

11 863 Stockholm

Sweden

+46 8133700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Explanatory Note

On November 3, 2025, NIP Group Inc. (the “Company”) entered into a new asset-purchase agreement (the “Agreement”) to expand its total Bitcoin mining operations (the “Transaction”). Under the Agreement, the Company will acquire on-rack crypto mining machines and cloud-based computational capacity (collectively, the “Products”) from certain sellers, including Apex Cyber Capital Limited, Prosperity Oak Holdings Limited and Noveau Jumpstar Limited (together, the “Sellers”), with a combined hash rate of approximately 8.19 EH/s.

Under the terms of the Agreement, the company will issue up to 314,515,762 Class A ordinary shares of the Company to the Sellers as consideration for the Products. In connection with the consummation of the proposed transactions contemplated by the Agreement, the Company and the Sellers will also enter into an investor rights agreement to define certain rights and obligations among them with respect to the Company.

The closing of the Transaction is expected to occur on or before December 15, 2025, subject to customary closing conditions. There can be no assurance that the closing conditions will be satisfied, nor that the proposed Transaction will be completed before that date or at all.

On November 3, 2025, the Company issued a press release announcing the Transaction, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference. The foregoing is only a brief description of the terms of the Agreement and does not purport to be a complete statement of the rights and obligations of the parties thereto and the transactions contemplated thereby, and is qualified in its entirety by reference to the full text of such exhibit.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release – NIP Group Expands Bitcoin Mining Capacity with Additional Asset-Purchase Agreement
Exhibit 99.2	On-rack Sales and Purchase Agreement between NIP Group Inc. and Persons Listed in Section 1.1 of Appendix A, dated November 3, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIP Group Inc.

By:	/s/ Mario Yau Kwan Ho
Name:	Mario Yau Kwan Ho
Title:	Co-Chief Executive Officer

By:	/s/ Hicham Chahine
Name:	Hicham Chahine
Title:	Co-Chief Executive Officer

Date: November 3, 2025